UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 000-30972

HIP ENERGY CORPORATION
(formerly Bradner Ventures Ltd.)
(Translation of registrant's name into English)

Suite 404 – 999 Canada Place, World Trade Centre, Vancouver, BC, Canada V6E 3E2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXPLANATORY NOTE

This Amended 6-K is being filed to remove certain management projections inadvertently included in the table of projected operating expenses under the heading “Plan of Operation”. Other than as expressly set forth above, this Amended 6-K does not, and does not purport to, update or restate the information in the original filing or reflect any events that have occurred after the original filing was filed. The filing of this Amended 6-K shall not be deemed an admission that the Form 6-K, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements for the quarterly period ended February 28, 2010

99.2	Management’s Discussion and Analysis for the quarterly period ended February 28, 2010

99.3	Form 52-109FV2 - CEO Certification of Interim Filings

99.4	Form 52-109FV2 - CFO Certification of Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIP ENERGY CORPORATION

/s/ Richard Coglon
Richard Coglon
President
Date: August 2, 2011